# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Charter Communications, Inc., CIK 0001091667
CUSIP: 16119P108
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 400 Washington Blvd., Stamford, Connecticut (CT), 06902
Date of event which requires filing of this statement: 08/19/2026
Amends the filing with accession number 0001104659-14-080435
Filed by CIK 0001611983
Persons authorized to receive notices and communications: Jessica M. Fischer, 400 Washington Blvd., Stamford, Connecticut (CT), 06902, (203) 905-7801

## Reporting persons
- Liberty Broadband Corporation (CIK 0001611983): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Charter Communications, Inc.
Address of issuer's principal executive offices: 400 Washington Blvd., Stamford, Connecticut (CT), 06902
Comment: This statement on Schedule 13D/A relates to the Class A common stock, par value $0.001 per share (the "Common Stock"), of Charter Communications, Inc., a Delaware corporation (the "Issuer" or "Charter"). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by Liberty Broadband Corporation, a Delaware corporation ("Liberty Broadband" or the "Reporting Person"), on November 13, 2014, as amended by Amendment No. 1 filed with the SEC on April 6, 2015, Amendment No. 2 filed with the SEC on June 1, 2015, Amendment No. 3 filed with the SEC on May 26, 2016, Amendment No. 4 filed with the SEC on December 30, 2016, Amendment No. 5 filed with the SEC on December 29, 2017, Amendment No. 6 filed with the SEC on March 4, 2020, Amendment No. 7 filed with the SEC on August 7, 2020, Amendment No. 8 filed with the SEC on December 23, 2020, Amendment No. 9 filed with the SEC on February 24, 2021, Amendment No. 10 filed with the SEC on September 23, 2024, Amendment No. 11 filed with the SEC on November 14, 2024, Amendment No. 12 filed with the SEC on May 19, 2025 and Amendment No. 13 filed with the SEC on March 9, 2026 (together, the "Schedule 13D"), is hereby further amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A constitutes Amendment No. 14 to the Schedule 13D (this "Amendment," and together with the Schedule 13D, this "Statement"). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified. This Amendment is being filed to disclose that the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
On August 19, 2026, the transactions contemplated by Merger Agreement, including the Combination, were completed and, in connection with the completion of the Merger, the Reporting Person disposed of all of the shares of Common Stock beneficially owned by the Reporting Person and ceased to be the beneficial owner of any shares of Common Stock. Further, as a result of the Combination, on the closing date of the Combination, the Reporting Person was no longer subject to the Stockholders Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of August 19, 2026, the Reporting Person beneficially owns zero shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: As of August 19, 2026, the Reporting Person beneficially owns zero shares of Common Stock.
Transactions in the class effected during the past sixty days: On August 13, 2026, the Reporting Person sold 9,900 shares of Common Stock to the Issuer for $133.86 per share in cash. On July 14, 2026, the Reporting Person sold 129,907 shares of Common Stock to the Issuer for $135.88 per share in cash. Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, with respect to the Common Stock in the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On August 19, 2026, in connection with the Merger, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 4 of this Amendment is incorporated by reference into this Item.

## Signatures
- Liberty Broadband Corporation: /s/ Jessica M. Fischer, Jessica M. Fischer / Chief Financial Officer (08/21/2026)